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                                                                      [SAP LOGO]

FOR IMMEDIATE RELEASE

Contact:          Kevin S. McKay
                  SAP America
                  610-355-4060
                     -or-
                  Michael Pfister
                  SAP AG
                  011-49-6227-74-1758
                     -or-
                  James P. Prout
                  Taylor Rafferty Associates
                  212-889-4350


SAP AG PROPOSES INCREASE IN DIVIDEND

WALLDORF, Germany - March 17, 1999 -- SAP AG (NYSE: SAP), the world's leading provider of business application software, today announced that its Supervisory Board accepted the recommendation of the Executive Board to propose an increase in SAP's 1998 dividend at the Annual General Meeting. Subject to approval at the Annual General Meeting in Mannheim on May 6, 1999, the dividend will rise to EUR
1.57 (from EUR 1.43*/DM 2.80 for 1997) per share of common stock and to EUR 1.60 (from EUR 1.46*/DM 2.85 for 1997) per share of preferred stock. Shareholders eligible for tax credits will receive an additional EUR 0.67 and 0.69 respectively per share, bringing their dividends to EUR 2.24 (as against EUR 2.05*/DM 4.00 for 1997) and EUR 2.29 (as against EUR 2.08*/DM 4.07 for 1997).
The proposed dividend represents an increase of 10% from the 1997 dividend, to DM 323.6 million. The dividend will be paid on May 7, 1999, the day after the Annual General Meeting.

* The dividends paid last year have been converted from DM to euros at an exchange rate of DM 1.95583 and rounded to the nearest cent.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the company are intended to identify such forward- looking statements. The company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the company's future financial results are discussed more fully in the company's most recently filed Form 20-F and Form F-1 as filed with the Securities and Exchange Commission on June 22, 1998.
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SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol 'SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

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